Exhibit 2.1
ASSET PURCHASE AGREEMENT
     Asset Purchase Agreement (the “Agreement”), dated as of November 17, 2005, by and among CASH SYSTEMS INC., a Delaware corporation (“Purchaser”) and BORREGO SPRINGS BANK, N.A., a national banking association (“Seller”), relating to the sale of the assets of a business, heretofore conducted by a division of Seller under the trade name Indian Gaming Services (“Indian Gaming Services”, “IGS” or the “Division”). Certain capitalized terms used in this Agreement have the meaning assigned to them in Article IX.
     WHEREAS, each of the Boards of Directors of Purchaser and Seller has approved, and deems it advisable and in the best interests of its respective shareholders to consummate the acquisition of the Division by Purchaser, which acquisition is to be effected by the sale to Seller of all the Assets (as defined below) to Purchaser, subject only to those liabilities expressly assumed by Purchaser pursuant hereto, and otherwise upon the terms and subject to the conditions set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE OF ASSETS
Section 1.1 Sale and Transfer of Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser all the Assets set forth on Exhibit A attached hereto and incorporated herein by this reference (collectively referred to as the “Assets”), free and clear of all Encumbrances, except for the Encumbrances specifically to be assumed by Purchaser pursuant to Exhibit B hereto.
Section 1.2 The Purchase Price. Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Assets, at the Closing, Purchaser shall pay a purchase price of TWELVE MILLION AND NO/100th DOLLARS ($12,000,000.00) (the “Purchase Price”) in cash and assume those liabilities (and only those liabilities) of Seller related to the Division specified on Exhibit B hereto.
Section 1.3 Allocation of Purchase Price; Tax Filings. The Purchase Price shall be allocated among the Assets as agreed to by the parties by arm’s length negotiation prior to the Closing in compliance with Section 1060 of the Code and the regulations promulgated thereunder (the “Allocation”). Each of Purchaser and Seller shall (i) timely file all forms (including Internal Revenue Service Form 8594) and Tax Returns required to be filed in connection with such allocation, (ii) be bound by such allocation for purposes of determining Taxes, (iii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation, and (iv) take no position, and cause its Affiliates to take no position, inconsistent with such allocation on any applicable Tax Return, in any audit or proceeding before any taxing authority, in any report made for Tax, financial accounting or any other purposes, or otherwise.

In the event that the Allocation is disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify the other party hereto concerning the existence and resolution of such dispute.
ARTICLE II
THE CLOSING
Section 2.1 The Closing. The sale and transfer of the Assets by Seller to Purchaser shall take place at the offices of DLA Piper Rudnick Gray Cary US LLP at 4:00 p.m., Pacific Daylight Time, within three (3) Days following the satisfaction and/or waiver of all conditions to close set forth in Article VI (other than conditions which can be satisfied only by the delivery of certificates, opinions or other documents at the Closing), unless another date or place is agreed in writing by each of the parties hereto.
Section 2.2 Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser:
     (a) a duly executed bill of sale in the form attached hereto as Exhibit C;
     (b) all documents of title and instruments of conveyance necessary to transfer record and/or beneficial ownership to Purchaser of all Assets owned by Seller which require execution, endorsement and/or delivery of a document in order to vest record or beneficial ownership thereof in Purchaser;
     (c) assignment of all existing service agreements included in the Assets;
     (d) assignments of all Division Intellectual Property included in the Assets;
     (e) executed copies of the consents referred to in Section 5.4 hereof,
     (f) all documents containing or relating to “know-how” included in the Assets;
     (g) copies of all of the books and records of Seller relating primarily to the Division (which Purchaser acknowledges may be redacted by Seller in order for Seller to comply with the regulatory requirements to which it is subject);
     (h) the Officers’ Certificate referred to in Section 6.2(b) hereof;
     (i) a certification of non-foreign status for the Seller in the form and manner which complies with the requirements of Section 1445 of the Code and the regulations promulgated thereunder;
     (j) all such other deeds, endorsements, assignments and other instruments as, in the opinion of Purchaser’s counsel, are necessary to vest in Purchaser good and marketable title to the Assets; and

     (k) all other previously undelivered documents required to be delivered by Seller to Purchaser at or prior to the Closing in connection with the Transactions.
     (l) a report certified by an officer of Seller dated as of the Closing Date as to the general ledger balance of cash in the ATMs for the Division being conveyed to Purchaser on the Closing Date, less incoming settlements (the “ATM Cash”).
Section 2.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:
     (a) a check payable to Seller in the amount of the Purchase Price;
     (b) a check payable to Seller in the amount of the ATM Cash;
     (c) the Instrument of Assumption of Liabilities attached hereto as Exhibit B;
     (d) the Officers’ Certificate referred to in Section 6.3(c) hereof; and
     (e) Such other documents as are required to be delivered by Purchaser to Seller pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND
WARRANTIES OF THE SELLER
     Except as specifically set forth in the Disclosure Schedule prepared by Seller and delivered to Purchaser simultaneously with the execution hereof, Seller represents and warrants to Purchaser that all of the statements contained in this Article III are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date). Each exception or response set forth in the Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement (provided, however, that disclosure in any section shall be deemed to have been set forth in all other applicable sections where it is reasonably apparent on the face of the disclosure that such disclosure is applicable to such other sections notwithstanding the omission of any cross-reference to such other section).
Section 3.1 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Seller of this Agreement and the consummation by it of the Transactions have been duly authorized by Seller’s Board of Directors, and no other corporate action on the part of Seller is necessary to authorize the execution and delivery by Seller of this Agreement or the consummation by it of the Transactions. No vote of, or consent by, the holders of any class or series of capital stock or Voting Debt issued by Seller is necessary to authorize the execution and delivery by Seller of this Agreement or the consummation by it of the Transactions.
Section 3.2 Binding Agreement. This Agreement has been duly executed and delivered by Seller and, assuming due and valid authorization, execution and delivery thereof by Purchaser, this Agreement is a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before any proceeding therefor may be brought.
Section 3.3 Organization; Qualification of Seller. Seller (a) is a national banking association duly organized under the laws of the United States under the terms of its articles of association; (b) has full corporate power and authority to carry on the business of the Division as it is now being conducted and to own the Assets; (c) is duly qualified or licensed to do business and in good standing in every jurisdiction in which the conduct of the Division’s business requires such qualification, except where the failure to be so qualified or licensed is not reasonably likely to have a Material Adverse Effect on the Division; and (d) has all material business and regulatory licenses necessary to conduct the business of the Division.
Section 3.4 Consents and Approvals; No Violations. Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act and state securities or blue sky laws, none of the execution, delivery or performance of this Agreement by Seller, the consummation by Seller of the Transactions or compliance by Seller with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the articles of association or similar organizational documents of Seller , (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity or other Person (including, without limitation, consents from parties to loans, contracts, leases and other agreements to which Seller is a party), (c) require any consent, approval or notice under, or result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material agreement relating to the Division to which the Seller is a party or by which the Assets are bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller or the Assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on the Division, taken as a whole.
Section 3.5 Financial Statements. The Financial Statements are in accordance with and accurately reflect, the books and records of Seller with respect to the Division, and fairly present the financial position and the results of operations (and changes in financial position, if any) of the Division as of the times and for the periods referred to therein.
Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed in the Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date pursuant to the terms of this Agreement, the Seller has no liability or obligation of any nature, whether or not accrued, contingent or otherwise, that has, or would be reasonably likely to have, a Material Adverse Effect on the Division, taken as a whole. The reserves reflected in the Financial Statements pertaining to the Division are adequate, appropriate and reasonable and have been calculated in a consistent manner.

Section 3.7 Disputed Accounts Payable. There are no unpaid invoices or bills representing amounts alleged to be owed by Seller on account of the Division or other alleged obligations of the Division, which Seller has disputed or determined to dispute or refuse to pay.
Section 3.8 Inventory. All of the inventories of the Division, whether reflected in the Balance Sheet or otherwise, consist of a quality and quantity usable and salable in the ordinary and usual course of business, except for items of obsolete materials and materials of below-standard quality, all of which items have been written off or written down on the Balance Sheet to fair market value or for which adequate reserves have been provided therein. All inventories not written off have been priced at the lower of average cost or market. The quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable and warranted in the present circumstances of the Division. To the Knowledge of Seller, all work in process and finished goods inventory included in the Assets is free of any Defect.
Section 3.9 Equipment Held by Suppliers. The Disclosure Schedule lists Assets owned by Seller for the benefit of the Division.
Section 3.10 Goods Held on Consignment. The Disclosure Schedule lists all goods, if any, held by the Division on consignment or other goods, if any, in the possession of Seller for the benefit of the Division which goods are not owned by Seller, together, in each case, with description of the terms of such consignment and the name, address and telephone number of the owner of such property. The Disclosure Schedule lists all goods, if any, owned by Seller for the benefit of the Division which goods have been consigned by Seller to another Person, together, in each case, with a description of the terms of such consignment and the name, address and telephone number of the Person to whom such property has been consigned. The Division is not otherwise under any liability or obligation with respect to the return of inventory or merchandise in the possession of wholesalers, distributors, retailers or other customers of the Division.
Section 3.11 Absence of Certain Changes. Since the Balance Sheet Date, the Division has conducted its business only in the ordinary and usual course consistent with past practice, and neither the Seller (with respect to the Division), nor the Division has:
     (a) suffered any Material Adverse Effect;
     (b) incurred any liability or obligation (absolute, accrued, contingent or otherwise) except non-material items incurred in the ordinary course of business and consistent with past practice, none of which exceeds $25,000 (counting obligations or liabilities arising from one transaction or a series of similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;
     (c) paid, discharged or satisfied any claim, liability or obligation (whether absolute, accrued, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date:
     (d) permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind, except for liens for current taxes not yet due;
     (e) written down the value of any inventory (including write-downs by reason of shrinkage or mark-down) or written off as uncollectible any notes or accounts receivable, except for immaterial write-downs and write-offs in the ordinary course of business and consistent with past practice;
     (f) cancelled any debts or waived any claims or rights of substantial value;
     (g) sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;
     (h) Disposed of or permitted to lapse any rights to the use of any Division Intellectual Property, or disposed of or disclosed to any Person other than representatives of Purchaser and third Persons that have executed non-disclosure agreements with Seller any material trade secret, formula, process, know-how or other Intellectual Property not theretofore a matter of public knowledge;
     (i) granted any general increase in the compensation of officers or employees of the Division (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or any other increase in the compensation payable or to become payable to any officer or employee of the Division out of the ordinary course of business, consistent with past practice;
     (j) made any single capital expenditure or commitment in excess of $15,000.00 for additions to property, plant, equipment or intangible capital assets or made aggregate capital expenditures and commitments in excess of $500,000.00 (on a Division-wide basis) for additions to property, plant, equipment or intangible capital assets;
     (k) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock, except dividends with respect to Seller’s capital stock in property which does not constitute a part of the Assets or in cash;
     (l) made any change in any method of accounting or accounting practice;
     (m) paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or directors or any Affiliate or Associate of any of its officers or directors except for salary, bonus and benefits paid to officers in the ordinary course of business, consistent with past practice; or

     (n) agreed, whether in writing or otherwise, to take any action described in this section.
Section 3.12 Title to Properties; Encumbrances. Seller has good and valid title to all the Assets that it purports to own (tangible and intangible) free and clear of all Encumbrances, other than Encumbrances to be assumed by Purchaser pursuant to Exhibit B and restrictions on transfer imposed by state or federal securities laws.
Section 3.13 Leases. The Disclosure Schedule contains an accurate and complete description of the terms of each Lease. A true and complete copy of each Lease has heretofore been delivered to Purchaser. Each Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect.
Section 3.14 Property and Equipment. The tangible property included in the Assets is in good operating condition and repair, normal wear and tear excepted.
Section 3.15 Environmental Matters.
     (a) Seller (with respect to the Division) is in material compliance with all Environmental Laws. Such compliance includes, but is not limited to, the possession by the Division of all material permits and other governmental authorizations required under all applicable Environmental Laws, and compliance with the terms and conditions thereof.
     (b) Seller (with respect to the Division) has not received any written communication, from any Governmental Entity or private citizen acting in the public interest, or current or prior owner of any facilities leased to Seller (with respect to the Division), that alleges that Seller (with respect to the Division) is not in compliance with any Environmental Laws.
     (c) There is no Environmental Claim by any Person that is pending or, to the Knowledge of Seller, threatened, against Seller, the Division, or, to the Knowledge of Seller, any Person whose liability for any Environmental Claim Seller (with respect to the Division) has retained or assumed either contractually or by operation of law.
     (d) With respect to the Division, to the Knowledge of Seller, there has been no release, emission discharge, presence or disposal of any Materials of Environmental Concern in a manner or concentration that the Seller, or any Person whose liability for any Environmental Claim Seller (with respect to the Division) has retained or assumed either contractually or by operation of law, would be required to remedy the existence of such Materials of Environmental Concern.
     (e) Without in any way limiting the generality of the foregoing, (i) all underground storage tanks used by Seller (with respect to the Division), and the capacity and contents of such tanks, located on any property owned, leased, operated or controlled by Seller for the use or benefit of the Division are specifically identified in the Disclosure Schedule, (ii) to the Knowledge of Seller, there is no asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or controlled by the Division, and (iii) to the Knowledge of Seller, no PCBs or PCB-containing items are used or stored at any property owned, leased, operated or controlled by Seller for the benefit of the Division.
     (f) Seller has provided to Purchaser a copy of each assessment, report, result of investigations or audit, and other information that is in the possession of or, if performed on behalf of Seller, reasonably available to Seller regarding environmental matters pertaining to or the environmental condition of the Division, or the compliance (or noncompliance) by Seller (with respect to the Division) with any Environmental Laws.
     (g) To the Knowledge of Seller, Seller (with respect to the Division) is not subject to any Environmental Laws requiring (i) the performance of site assessment for Materials of Environmental Concern, (ii) the removal or remediation of Materials of Environmental Concern, (iii) the giving of notice to, or receiving the approval of, any Governmental Entity or (iv) the recording or delivery to any other Person of any disclosure document or statement pertaining to environmental matters by virtue of the Transactions or as a condition to the effectiveness of any of the Transactions.
Section 3.16 Contracts and Commitments.
     (a) The Division has no agreements, contracts, commitments or restrictions which are material to its business, operations or prospects or which require the making of any charitable contribution.
     (b) No purchase contracts or commitments of the Division continue for a period of more than twelve (12) months or are in excess of the normal, ordinary and usual requirements of the business of the Division.
     (c) The Division has no outstanding contracts with directors, officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than 30 days and without liability, penalty or premium or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings.
     (d) The Division has no employment agreement, or any other agreement that contains any severance or termination pay liabilities or obligations.
     (e) Seller (with respect to the Division) is not in default under or in violation of, any contract, commitment or restriction to which it is a party or by which it is bound.
     (f) The Division has no employee to whom it is paying compensation at the annual rate of more than $200,000 for services rendered.
     (g) Seller (with respect to the Division) is not restricted by agreement from carrying on its business anywhere in the world.
     (h) The Division has no commitment or obligation to continue to utilize the services of, or otherwise to do business with, any licensor, vendor, supplier or licensee of the Division.

Section 3.17 Customers and Suppliers. Seller has not received notice from any customer who accounted for more than 5% of the Division’s sales during the period from January 1, 2005 to the date of signing this Agreement, or from any supplier from whom the Division purchased more than 5% of the goods or services which it purchased during the same period, that such customer or supplier intends to terminate or materially reduce its business with the Division. Since January 1, 2005, no material licensor or licensee of the Division has cancelled its agreement with the Division and, to the Knowledge of Seller, no such Person has any intention to do so.
Section 3.18 Insurance. The Disclosure Schedule sets forth a true and complete list and description of all insurance policies, other insurance arrangements and other contracts or arrangements for the transfer or sharing of insurance risks by the Division in force on the date hereof with respect to the business or assets of the Division. All such policies are in full force and effect, all premiums due thereon have been paid and the Division is otherwise in compliance in all material respects with the terms and provisions of such policies. Furthermore, (a) the Division has not received any notice of cancellation or non-renewal of any such policy or arrangement nor, to the Knowledge of Seller, is the termination of any such policies or arrangements threatened, and (b) there is no material claim pending under any of such policies or arrangements. The Disclosure Schedule sets forth the number of outstanding claims by employees for medical expenses in excess of $15,000 and the aggregate amount of such claims.
Section 3.19 Litigation. There is no action, suit, proceeding, or the Knowledge of Seller, inquiry, or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, to the Knowledge of Seller, threatened against or involving the Division, or which questions or challenges the validity of this Agreement. Seller is not subject to any judgment, order or decree which may be reasonably expected to have a Material Adverse Effect on the Division.
Section 3.20 Compliance with Laws. Seller has complied in a timely manner and in all material respects with all laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of all United States federal, state, local, foreign governments and agencies thereof that affect the business, properties or assets of the Division, and no notice, charge, claim, action or assertion has been received by Seller or has been filed, commenced or, to the Knowledge of Seller, threatened against Seller (with respect to the Division) alleging any violation of any of the foregoing.
Section 3.21 Employee Benefit Plans.
     (a) The Disclosure Schedule contains a true and complete list of all Plans. Seller has heretofore delivered to Purchaser a true and complete copy of each Plan and any amendments thereto (or if a Plan is not a written Plan, a description thereof), each agreement creating or modifying any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.
     (b) No Plan is subject to Title IV of ERISA or Section 412 of the Code. No Plan is a multi-employer Plan as defined in 3(37) of ERISA.

Section 3.22 Tax Matters.
     (a) No federal, state, local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Seller (with respect to the Division). A list of all audits, examinations or investigations commenced or completed with respect to Seller (with respect to the Division) with respect to taxable periods ending after December 31, 2002 is set forth in the Disclosure Schedule;
     (b) There are no liens for Taxes upon Assets or any property or assets except for statutory liens for Taxes not yet due;
     (c) All Tax deficiencies that have been claimed, proposed or asserted against Seller (with respect to the Division) have been fully paid or finally settled, and no issue has been raised in any examination by any taxing authority that, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined;
     (d) Seller (with respect to the Division) is not a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, and Seller (with respect to the Division) has no potential liability or obligation to any Person as a result of, or pursuant to, any such agreement, contract or arrangement;
     (e) Other than any Tax Returns that have not yet been required to be filed, Seller has made available to Purchaser true and complete copies of the United States federal income Tax Return and any state, local or foreign Tax Return for each of the taxable years ended in December 31, 2004.
     (f) Seller (with respect to the Division) has no liability with respect to income, franchise or similar Taxes relating to the operation of the Division prior to the Balance Sheet Date in excess of the amounts that are accrued with respect thereto and are reflected in the Financial Statements, and since the date of the Financial Statements, none of Seller (with respect to the Division) has incurred any liability for Taxes, except with respect to operations in the ordinary course of business after the Balance Sheet Date. All Taxes owed and due by Seller (with respect to the Division) and relating to operations on or prior to the Balance Sheet Date (whether or not shown on any Tax Return) have been paid on a timely basis.
     (g) Seller has duly filed all Tax Returns that are required to be filed with respect to the Division excluding only such Tax Returns as to which any failure to file does not have a material adverse effect on the Division taken as a whole and have duly paid or caused to be duly paid in full or made provision in accordance with GAAP (or there has been paid or provision has been made on their behalf) for the payment of all Taxes (as hereinafter defined) for all periods or portions thereof ending through the date hereof. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby.

     (h) Seller (with respect to the Division) has not waived any statute of limitations in any jurisdiction in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency nor is any request to do so outstanding.
Section 3.23 Intellectual Property.
     (a) The Disclosure Schedule sets forth a true and complete list of all Patents, Trademark registrations and applications, Computer Software, Copyright registrations and applications, material unregistered Trademarks, and Internet domain names owned by Seller or for which Seller has been granted a License, in each case used solely in connection with the business of the Division, and all Licenses granted by Seller to any Division Intellectual Property owned by Seller.
     (b) Seller is the sole and exclusive owner or valid licensee of all Division Intellectual Property and, with respect to Division Intellectual Property owned by Seller, such Division Intellectual Property is free and clear of all Encumbrances.
     (c) All registrations and applications for Intellectual Property that are owned by Seller and that are used in and are material to the conduct of the businesses of the Division as currently conducted (i) are to the Knowledge of Seller, valid, subsisting, in proper form and enforceable, and have been duly maintained, including the submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate jurisdictions and (ii) have not lapsed, expired or been abandoned, and no patent, registration or application therefor is the subject of any opposition, interference, cancellation proceeding or other legal or governmental proceeding before any Governmental Entity in any jurisdiction.
     (d) To the Knowledge of Seller, there are no conflicts with or infringements of any Division Intellectual Property by any third Person. To the Knowledge of Seller, the conduct of the businesses of the Division as currently conducted does not conflict with or infringe in any way on any proprietary right of any third Person. To the Knowledge of Seller, there is no claim, suit, action or proceeding pending or threatened against Seller or the Division (i) alleging any such conflict or infringement with any third Person’s proprietary rights or (ii) challenging the ownership, use, validity or enforceability of the Division Intellectual Property owned by Seller.
     (e) The Computer Software used by the Division in the conduct of its business was either (i) developed by employees of the Division within the scope of their employment, (ii) developed on behalf of the Division by a third Person, and all ownership rights therein have been assigned or otherwise transferred to or vested in Seller, as the case may be, pursuant to written agreements or (iii) licensed or acquired from a third Person pursuant to a written License, assignment, or other contract that is in full force and effect and of which neither Seller nor the Division is in material breach.
     (f) To the Knowledge of Seller, no consents, filings, or authorizations by or with Governmental Entities or third Persons is necessary with respect to the assignment to Purchaser of the Division Intellectual Property owned by Seller.

     (g) Seller has not entered into any License with any Person granting such Person a License to use any Division Intellectual Property, except as contained in any license agreements listed in the Disclosure Schedule.
     (h) Seller will not as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, be in breach of any License relating to the Division Intellectual Property.
Section 3.24 Labor Matters.
     (a) There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or to the Knowledge of Seller, threatened against or affecting the Division, and during the past five years there has not been any such action.
     (b) Seller (with respect to the Division) is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Division.
     (c) No labor union has been certified by the National Labor Relations Board as bargaining agent for any of the employees of the Division; no notice has been received from any labor union stating that it has been designated as the bargaining agent for any of said employees; and no petition has been filed by any labor union requesting an election to determine whether or not it is the exclusive bargaining agent for any of said employees.
     (d) None of the employees of the Division is represented by any labor organization and, to the Knowledge of Seller, there have been no union organizing activities among the employees of the Division within the past five years.
     (e) There is no unfair labor practice charge or complaint against Seller (with respect to the Division) pending or, to the Knowledge of Seller, threatened before the National Labor Relations Board or any similar state or foreign agency.
     (f) Seller (with respect to the Division) has not received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Division, and no such investigation is in progress.
     (g) There are no complaints, lawsuits or other proceedings pending or, to the Knowledge of Seller, threatened in any forum by or on behalf of any present employee of the Division, alleging breach of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
     (h) Since the enactment of the WARN Act, (i) Seller (with respect to the Division) has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Division, (ii) there has not occurred a “mass layoff’ (as defined in the WARN Act)

affecting any site of employment or facility of the Division, (iii) the Division has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law or regulation and (iv) none of the Division’s employees has suffered an “employment loss” (as defined in the WARN Act) during the six-month period prior to the date hereof.
Section 3.25 Personnel. The Disclosure Schedule sets forth a true and complete list of (a) the names and current salaries of all officers and key employees of the Division, and the family relationships, if any, among such persons; (b) the wage rates for non-salaried and non-executive salaried employees of the Division by classification and (c) all group insurance programs in effect for employees of the Division. Seller is not in default with respect to any of its obligations referred to in the preceding sentence. To the Knowledge of Seller, no officer, key employee or group of employees has any plans to terminate employment with the Division as a result of the Transactions or otherwise.
Section 3.26 Potential Conflict of Interest. To the Knowledge of Seller, neither Seller, nor any officer or director of Seller and no officer or key employee of the Division owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, lessor, lessee, customer or supplier of the Division or which conducts a business similar to that conducted by the Division. No officer or director of Seller and no officer or key employee of the Division owns or holds, directly or indirectly, in whole or in part, any interest in any Division Intellectual Property.
Section 3.27 Propriety of Past Payments. None of Seller (with respect to the Division), any director, officer, employee or agent of the Division or any other Person associated with or acting for or on behalf of the Division has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services.
Section 3.28 Brokers or Finders. Neither Seller nor any its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PURCHASER
     Purchaser represents and warrant to Seller that:
Section 4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a Material Adverse Effect on Purchaser.
Section 4.2 Authorization; Validity of Agreement; Necessary Action. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by the Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation of the Transactions. No vote of, or consent by, the holders of any class or series of stock or Voting Debt issued by Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Seller, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.
Section 4.3 Consents and Approvals; No Violations. Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act and state securities or blue sky laws, none of the execution, delivery or performance of this Agreement by Purchaser, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of Purchaser, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the Transactions or which arise from the regulatory status of Seller.
Section 4.4 Litigation. There is no action, suit, proceeding, or to the Knowledge of Purchaser, inquiry, or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, to the Knowledge of Purchaser, threatened against Purchaser, or which questions or challenges the validity of this Agreement. Purchaser is not subject to any judgment, order or decree which may be reasonably expected to have a Material Adverse Effect on Purchaser.

Section 4.5 Sufficient Funds. Purchaser has available, or has made arrangements to obtain (through existing credit arrangements or otherwise), and will furnish to Purchaser sufficient funds to consummate the Transactions and to pay all fees and expenses related to the Transactions.
Section 4.6 Brokers or Finders. Neither Purchaser nor any its Subsidiaries or its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions.
ARTICLE V
COVENANTS
Section 5.1 Interim Operations of the Division. Seller shall use its commercially reasonable efforts to procure that, and Seller covenants and agrees that, after the date hereof and prior to the Closing Date, except (i) as expressly provided in this Agreement, (ii) as set forth in the Disclosure Schedule or (iii) as may be agreed in writing by Purchaser:
     (a) the business of the Division shall be conducted in the same manner as heretofore conducted and only in the ordinary course, and each of Seller and the Division shall use its commercially reasonable efforts to preserve the business organization of the Division intact, keep available the services of the current officers and employees of the Division and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with the Division, to the end that the goodwill and ongoing business of the Division shall be unimpaired at the Closing Date. The Division shall not institute any new methods of manufacture, purchase, sale, lease, management, accounting or operation or engage in any transaction or activity other than minor changes in the ordinary course of business and consistent with past practice;
     (b) The Seller (with respect to the Division) shall not modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice, except for those contracts which are specifically required to be entered, amended or assigned as a condition of Closing;
     (c) The Seller (with respect to the Division) shall not lease, license, mortgage, pledge, or encumber any assets other than in the ordinary and usual course of business and consistent with the past practice, or transfer, sell or dispose of any assets other than in the ordinary and usual course of business and consistent with past practice or dispose of or permit to lapse any rights to any Division Intellectual Property owned by Seller;
     (d) Seller shall not make any change in the compensation payable or to become payable to any of the officers, employees, agents or consultants of the Division (other than normal recurring increases in the ordinary course of business consistent with past practice in wages payable to employees who are not officers of the Division) or to Persons providing management services to the Division, or enter into or amend any employment, severance, consulting, termination or other agreement with, or employee benefit plan for, or make any loan or advance to, any of the officers, employees, Affiliates, agents or consultants of the Division or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise;
     (e) The Seller (with respect to the Division) shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Purchaser, except policies providing coverage for losses not in excess of $500,000 which are replaced without diminution in or gaps in coverage;
     (f) The Seller (with respect to the Division) shall not enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with past practices;
     (g) Seller shall not take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions to the Closing set forth in Article VI not being satisfied, or would make any representation or warranty of Seller contained herein inaccurate in any respect at, or as of any time prior to, the Closing Date, or that would materially impair the ability of Seller or Purchaser to consummate the Closing in accordance with the terms hereof or materially delay such consummation; and
     (h) Seller shall not enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.
Section 5.2 Access, Confidentiality.
     (a) Between the date of this Agreement and the Closing, Seller shall (i) afford Purchaser and its authorized representatives reasonable access to all offices and other facilities of the Division and to all books and records relating to the Division, (ii) permit Purchaser to make such inspections and to make copies of such books and records as it may reasonably require and (iii) furnish Purchaser with such financial and operating data and other information concerning the Division as Purchaser may from time to time reasonably request, subject in each case to compliance with the regulatory restrictions on such activities to which Seller is subject. Purchaser and its authorized representatives shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of the Division.
     (b) Purchaser and its authorized representatives (including its designated engineers, or consultants) may at any time enter into and upon all or any portion of the Division’s properties (including all Real Property) in order to investigate and assess, as Purchaser deems necessary or appropriate in its sole and absolute discretion, the condition of such properties or the business conducted thereat. Seller shall, and shall cause the Division to, cooperate with Purchaser and its authorized representatives in conducting such investigation, shall allow Purchaser and its authorized representatives full access to their properties and businesses, together with full permission to conduct such investigation.
     (c) The provisions of the Confidentiality Agreement shall remain binding and in full force and effect until the Closing, except that the Confidentiality Agreement shall not apply to any documents prepared in connection with a proceeding before or filed with, or other disclosure made to, a court, arbitration tribunal or mediation service in order to enforce Purchaser’s rights arising in connection with the termination of this Agreement pursuant to Section 7.2. The information contained herein, in the Disclosure Schedule or delivered to Purchaser or its authorized representatives pursuant hereto shall be subject to the Confidentiality Agreement as Information (as defined and subject to the exceptions contained therein) until the Closing and, for that purpose and to that extent, the terms of the Confidentiality Agreement are incorporated herein by reference. All obligations of the Purchaser under the Confidentiality Agreement with respect to Information regarding the Division shall terminate simultaneously with the Closing and all other obligations of Purchaser under the Confidentiality Agreement with respect to Information of Seller shall survive in accordance with its terms. Except as otherwise provided herein or by law, Seller shall cause, and the consultants, advisors and representatives of itself to, treat after the date hereof as strictly confidential (unless compelled to disclose by judicial or administrative process or, in the opinion of legal counsel, by other requirements of law) the terms of this Agreement and all nonpublic, confidential or proprietary information concerning the Division, and Seller shall not, and shall cause and the consultants, advisors and representatives of itself not to, after the date hereof, use such information to the detriment of the Division or Purchaser.
Section 5.3 Efforts and Actions to Cause Closing to Occur.
     (a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser and Seller shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Closing and the other Transactions as promptly as practicable including, but not limited to (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers by any third party or Governmental Entity, and (ii) the preparation of any disclosure documents requested by Purchaser in order to facilitate financing of any of the Transactions. In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.
     (b) Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the Transactions, subject in each case to compliance with the regulatory restrictions on the provision of such information to which Seller is subject. Each party hereto shall promptly provide the other parties with copies of any written communication received by such party from any Governmental Entity regarding any of the Transactions. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement or consummation of any of the Transactions, Seller shall use its commercially reasonable efforts to effect such transfers, amendments or modifications.
     (c) Seller shall use its commercially reasonable efforts to obtain, prior to the Closing, the unconditional consent to the Closing and the other Transactions of each other party to each contract included in the Assets and listed in Section 5.4 of the Disclosure Schedule, to the extent required by such contract. All such releases and consents shall be in writing and executed counterparts thereof shall be delivered to Purchaser at or prior to the Closing.
Section 5.4 Notification of Certain Matters.
     (a) From time to time prior to the Closing, Seller shall promptly supplement or amend the Disclosure Schedule with respect to any matter arising after the delivery thereof pursuant hereto that, if existing at, or occurring on, the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. No supplement or amendment off the Disclosure Schedule made after the execution hereof pursuant to this Section or otherwise shall be deemed to cure any breach of a representation or warranty made by Seller pursuant to this Agreement.
     (b) Seller shall give notice to Purchaser promptly after becoming aware of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause any condition set forth in Article VI to be unsatisfied in any material respect at any time from the date hereof to the Closing Date and (ii) any failure of Seller or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that (x) the delivery of any notice pursuant to this section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and (y) the failure to give such notice shall not be required from and after the time the party to whom such notice is to be given has actual knowledge of the information required to be included in such notice.
     (c) Seller shall use its commercially reasonable efforts to assist Purchaser in connection with financing matters related to the consummation of the Transactions.
Section 5.5 No Solicitation of Competing Transaction.
     (a) Neither Seller nor any Affiliate of Seller shall (and Seller shall cause the officers, directors, employees, representatives and agents of Seller and each Affiliate of Seller including investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group (other than Purchaser, any of its Affiliates or representatives) concerning any Acquisition Proposal. Seller shall not approve or recommend, or propose to approve or recommend any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. Upon execution of this Agreement, Seller shall immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and Seller shall request (or if Seller has the contractual right to do so, demand) the return of all documents, analyses, financial statements, projections, descriptions and other data previous furnished to others in connection with Seller’s efforts to sell the Company.
     (b) Neither Seller’s Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval by such Board of Directors or any such committee of this Agreement or the Transactions, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) authorize Seller to enter into any agreement with respect to any Acquisition Proposal.
Section 5.6 Hiring by Purchaser.
     (a) For a period of at least one year from the Closing Date (the “Initial Employment Period”), Purchaser shall offer employment to each of the Retained Employees and provide such Retained Employees with compensation, benefits and terms of employment substantially similar to those afforded to Purchaser’s existing employees of similar position and seniority. Purchaser shall waive all waiting periods for health and dental coverage and any pre-existing condition exclusion with respect to any Retained Employee. Purchaser shall credit each Retained Employee for their service with Seller for purposes of vesting and eligibility under Purchaser’s employment benefit plans and rate of accrual of such employees’ vacation time. Notwithstanding the foregoing, Purchaser shall, at any time, be entitled to terminate a Retained Employee for cause with no liability or obligation to such Retained Employee or Seller (including the severance payments described below) except as required by law.
     (b) It is understood and agreed that after the Initial Employment Period, employment offered by Purchaser to any Retained Employee is “at will” and may be terminated by Purchaser or by a Retained Employee at any time for any reason (subject to any written commitments to the contrary made by Purchaser). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Purchaser to terminate, reassign, promote or demote any of the Retained Employees after the Initial Employment Period, or to change (adversely or favorably) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of the Retained Employees after the Initial Employment Period.
     (c) Seller and Purchaser shall provide each other with such plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in this Section 5.6.
Section 5.7 Seller’s Non-Compete. Without the express prior written consent of Purchaser, neither Seller nor any Subsidiary or majority stockholder of Seller shall, at any time during the five-year period immediately following the Closing Date, directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be related or otherwise affiliated in any manner with, any business that provides cash advance, ATM or check cashing services to gaming facilities, except for any ownership interest in the Purchaser. Seller agrees that neither Seller, nor any Subsidiary or majority stockholder of Seller shall, for a period of one year after the Closing Date, seek to employ any person now employed by Seller for the primary benefit of the Division if such Person is then employed by Purchaser or any Subsidiary of Purchaser.
Section 5.8 Subsequent Actions.
     (a) If at any time after the Closing, Purchaser will consider or be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm ownership (of record or otherwise) in Purchaser, its right, title or interest in, to or under any or all of the Assets or otherwise to carry out the provisions of this Agreement, Seller shall execute and deliver all deeds, bills of sale, instruments of conveyance, powers of attorney, assignments and assurances and take and do all such other actions and things as may be reasonably requested by Purchaser in order to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Purchaser or otherwise to carry out the provisions of this Agreement.
     (b) In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, as soon as reasonably practicable, each party hereto shall take, or cause its proper officers or directors to take, all such necessary, proper or advisable actions.
Section 5.9 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release mutually acceptable to Purchaser and Seller. Thereafter, until the Closing, or the date the Transactions are terminated or abandoned pursuant to Article VII, neither Seller or Purchaser nor any of their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the other Transactions without prior approval of the other party, except as may be required by law or by any listing agreement with a national securities exchange or trading market.
Section 5.10 Mail Received After Closing. Following the Closing, Purchaser may receive and open all mail addressed to the Division or to Seller if it is apparent on its face that it relates to the Division or the Assets and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Division or the Assets or any of the obligations or liabilities assumed by Purchaser pursuant to this Agreement. Purchaser shall deliver or cause to be delivered to Seller all mail received by Purchaser, or the Division after the Closing addressed to Seller or any Subsidiary of Seller which does not relate to the Division or the Assets, and if opened by Purchaser, shall maintain the confidentiality of the contents thereof.

Section 5.11 Access to Books and Records.
     (a) On and after the Closing, during normal business hours, Seller will permit Purchaser and its auditors (at Purchaser’s expense), through their authorized representatives, to have access to and examine and make copies of all books and records of Seller relating to the Division which are not delivered to Purchaser pursuant hereto (including correspondence, memoranda, books of account and the like) and relating to events occurring prior to the date hereof and to transactions or events occurring prior to the date hereof; provided that Seller may redact or withhold any such records in its reasonable discretion in order to comply with regulatory requirements to which it is subject.
     (b) Purchaser shall cooperate with Seller, at Seller’s expense, and make available to Seller such documents, books, records or information transferred to Purchaser and relating to activities of the Division or Seller prior to the Closing as Seller may reasonably require after the Closing in connection with any tax determination or contractual obligations to third parties or to defend or prepare for the defense of any claim against Seller or to prosecute or prepare for the prosecution of claims against third parties by Seller relating to the conduct of the business of the Division by Seller prior to the Closing or in connection with any governmental investigation of Seller or any of its Affiliates.
     (c) Each party will direct its employees to render any assistance which the other party may reasonably request in examining or utilizing records referred to in this section, provided that each party shall be reimbursed by the other for any out-of-pocket expenses which it may incur in rendering the services provided for in this section. Each party agrees not to destroy any files or records which are subject to this section without giving reasonable notice to the other, and within 15 days of receipt of such notice, such other party may cause to be delivered to it the records intended to be destroyed, at such other party’s expense.
Section 5.12 Waiver of Bulk Sales Requirement. Each of the parties waives compliance with any applicable bulk sales laws, including without limitation the Uniform Commercial Code Bulk Transfer provisions. Seller agrees to pay and discharge in due course and will indemnify and save harmless Purchaser, from and against all claims made by creditors of Seller, including expenses and attorneys’ fees incurred by Purchaser in defending against such claims, except those expressly assumed by Purchaser pursuant hereto.
Section 5.13 Accounts Receivable. Purchaser shall allow Seller access to such of the Division’s records transferred to Purchaser as shall be necessary to allow Seller to collect accounts receivable of the Division arising prior to the Closing. If a debtor on any such account receivable who is also a debtor to Purchaser for shipments subsequent to the Closing shall make any remittance, such remittance shall be deemed to be on account of the earliest unpaid invoice rendered to such debtor unless otherwise specifically designated by an account debtor who is contesting such earliest first invoice, in which event Purchaser shall give prompt notice therefor to Seller. Seller shall promptly deliver (and endorse, if necessary) to Purchaser any checks or other payments which it receives with respect to sales of the Division after the Closing Date. Purchaser shall promptly deliver (and endorse, if necessary) to Seller any checks or other payments which it receives after the Closing if the account receivable to which such payment relates arose prior to the Closing.

Section 5.14 Tax Liability. All ad valorem, property (whether real or personal) and similar taxes (“Property Taxes”) with respect to the Assets for any tax period in which the Closing Date occurs shall be prorated between Purchaser and Seller, with Seller economically responsible for the Property Taxes for the portion of the tax year prior to and including the Closing Date. Seller shall be responsible for the preparation and filing of any tax returns or reports related to the Assets that are required to be filed on or before the Closing Date. Seller shall be responsible for all taxes imposed on or with respect to the Assets that are attributable to any whole or partial taxable period ending on or before the Closing Date. Purchaser, with the cooperation of Seller, shall be responsible for the preparation and filing of all other tax returns or reports related to the Assets.
ARTICLE VI
CONDITIONS
Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the absence of any statute, rule or regulation enacted or promulgated by any governmental authority which prohibits the consummation of the Closing; and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Closing;
Section 6.2 Conditions to Obligations of Purchaser to Effect the Closing. The obligations of Purchaser to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:
     (a) Government Action. There shall not be threatened or pending any suit, action or proceeding by any Governmental Entity:
          (i) seeking to prohibit or impose any material limitations on Purchaser’s ownership or operation (or that of any of its Subsidiaries or Affiliates) of all or a material portion of the Assets or the Division or to compel Purchaser or any of its Subsidiaries or Affiliates to dispose of or hold separate any material portion of Assets or the business or assets of Purchaser or any of its Subsidiaries or Affiliates,
          (ii) seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions, or seeking to obtain from Purchaser or any Subsidiary of Purchaser any damages that are material, or any other action shall be taken by any Governmental Entity, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) above.
     (b) Certificate of Seller’s Officers. Seller shall have delivered to Purchaser at the Closing a certificate signed by the chief executive officer of Seller and by the chief financial officer of Seller, dated the Closing Date, in form and substance satisfactory to Purchaser, to the effect that, as of the Closing Date, (w) all of the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality are true and complete, (x) all such representations and warranties that are not so qualified are true and complete in all material respects, (y) the Division, taken as a whole, has not experienced a Material Adverse Effect; and

(z) Seller has performed in all material respects all obligations required under this Agreement to be performed by it at or prior to the Closing.
     (c) Consents Obtained. Each of the consents and approvals listed on Schedule 5.4 of the Disclosure Schedule shall have been obtained, and a copy of each such consent or approval shall have been provided to Purchaser at or prior to the Closing.
     (d) Material Adverse Effect. Seller shall not have experience any Material Adverse Effect (and no development that, insofar as reasonably can be foreseen, is reasonably likely to result in any Material Adverse Effect) with respect to the Division.
     (e) Representations and Warranties. All of the representations and warranties of Seller set forth in this Agreement that are qualified as to materiality shall be true and complete and any such representations and warranties that are not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date.
     (f) Stock Purchase. The transactions contemplated by that certain Common Stock Purchase Agreement dated November 17, 2005, by and between Purchaser and The Viejas Band of Kumeyaay Indians, a federally recognized Indian tribe, for the purchase of 660,000 shares of Purchaser common stock shall have been consummated.
     (g) Seller Breach. Seller shall not have failed to perform in any material respect any material obligation or to comply in any material respect with any agreement or covenant of Seller to be performed or complied with by it under this Agreement.
     (h) Tax Certificate. Purchaser shall have received a certification of non-foreign status for the Seller in the form and manner which complies with the requirements of Section 1445 of the Code and the regulations promulgated thereunder.
     (i) Termination. The Transactions shall not have been terminated or abandoned in accordance with the terms of this Agreement.
The foregoing conditions are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
Section 6.3 Conditions to Obligations of Seller to Effect the Closing. The obligations of Seller to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:
     (a) Government Action. There shall not be threatened or pending any suit, action or proceeding by any Governmental Entity seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions, or seeking to obtain from Seller or any Subsidiary of Seller any damages that are material;

     (b) Certificate of Purchaser’s Officers. Purchaser shall have delivered to Seller at the Closing a certificate signed by the chief executive officer of Purchaser and by the chief financial officer of Purchaser, dated the Closing Date, in form and substance satisfactory to Seller, to the effect that, as of the Closing Date, (w) all of the representations and warranties of Purchaser set forth in this Agreement that are qualified as to materiality are true and complete, (x) all such representations and warranties that are not so qualified are true and complete in all material respects, (y) there has not occurred any Material Adverse Effect on Purchaser, and (z) Purchaser has performed in all material respects all obligations required under this Agreement to be performed by it at or prior to the Closing.
     (c) Material Adverse Effect. Purchaser shall not have experienced a Material Adverse Effect (and no development that, insofar as reasonably can be foreseen, is reasonably likely to result in any Material Adverse Effect on Purchaser);
     (d) Representations and Warranties. All of the representations and warranties of Purchaser set forth in this Agreement that are qualified as to materiality shall be true and complete and any such representations and warranties that are not so qualified shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date;
     (e) Purchaser Breach. Purchaser shall not have failed to perform in any material respect any material obligation or to comply in any material respect with any agreement or covenant of Purchaser to be performed or complied with by it under this Agreement;
     (f) Termination. The Transactions shall not have been terminated or abandoned in accordance with the terms of this Agreement.
The foregoing conditions are for the sole benefit of Seller and may be waived by Seller, in whole or in part, at any time and from time to time in the sole discretion of Seller. The failure by Seller at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.
ARTICLE VII
TERMINATION
Section 7.1 Termination. The Transactions may be terminated or abandoned at any time prior to the Closing Date:
     (a) By the mutual written consent of Purchaser and Seller;
     (b) By either Purchaser or Seller if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acquisition by Purchaser of the Division and such order, decree, ruling or other action shall have become final and non-appealable.
     (c) By Seller:

          (i) if Purchaser shall have breached in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Section 6.3; or
          (ii) on or after February 15, 2006, if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by Seller.
     (d) By Purchaser:
          (i) if Seller shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 6.2; or
          (ii) on or after February 15, 2006, if the Closing shall not have theretofore occurred and if the failure of the Closing to occur is not the result of a breach of a representation, warranty or covenant by Purchaser.
Section 7.2 Effect of Termination. In the event of the termination or abandonment of the Transactions by any party hereto pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination or abandonment of the Transactions is made, and there shall be no liability or obligation thereafter on the part of Purchaser or Seller except (a) for fraud, (b) for breach of this Agreement prior to such termination or abandonment of the Transactions and (c) as set forth in Section 10.1.
ARTICLE VIII
INDEMNIFICATION
Section 8.1 Seller Indemnification Obligations; Remedies.
     (a) Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Persons from and against and in respect of all Purchaser Losses.
     (b) Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Persons from and against and in respect of any and all Taxes imposed upon the Purchaser, with respect or pursuant to (w) any Pre-Closing Period, (x) any Straddle Period, but only with respect to the Pre-Closing Straddle Period and in the manner provided in Section 8.1(c) hereof, (y) Treasury Regulations section 1.1502-6 (or any comparable provision under state, local or foreign law or regulation imposing several liability upon members of a consolidated, combined, affiliated or unitary group) for any Pre-Closing Period or Pre-Closing Straddle Period and (z) a breach or inaccuracy in any representation contained in Section 3.22 of this Agreement or any covenant of Sellers set forth in this Article VIII; provided, however, that such indemnification shall not apply or extend to any Taxes which are properly reflected as a liability on the Balance Sheet. For purposes of calculating the Taxes imposed which relate to a Straddle Period and must be allocated between a Pre-Closing Straddle Period and a Post-Closing Straddle Period, the Taxes attributable to the Pre-Closing Straddle Period shall be computed as if such taxable period ended on and included the Closing Date and the Taxes attributable to the Post-Closing Straddle Period shall be computed as if such taxable period began on the day immediately following the Closing Date; and
     (c) Seller’s indemnification obligations under Sections 8.1(a) and 8.1(b) shall be subject to each of the following limitations:
          (i) Seller’s indemnification obligations relating to (A) Purchaser Losses shall survive only until the date that is fifteen (15) months from the Closing Date and (B) Tax Claims shall survive until the expiration of the applicable tax statute of limitations. No claim for the recovery of any Purchaser Losses or Tax Claims may be asserted by any Purchaser Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims first asserted in writing by any Purchaser Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period;
          (ii) No reimbursement for Purchaser Losses or Tax Claims asserted under Section 8.1(a) or Section 8.1(b) shall be required unless and until the cumulative aggregate amount of such Purchaser Losses and Tax Claims exceeds $350,000, and Seller shall only be obligated to make any reimbursement for Purchaser Losses or Tax Claims for amounts in excess of such cumulative amount; and
          (iii) No reimbursement for Purchaser Losses or Tax Claims asserted under Section 8.1(a) or Section 8.1(b) shall be required in excess of a cumulative aggregate amount of $2,400,000 of such Purchaser Losses and Tax Claims;
provided, however, that the limitations set forth in this Section 8.1(c) shall not apply to Purchaser Losses (x) arising out of any breach by Seller of any representation or warranty contained in Section 3.1 through and including Section 3.5 or in Section 3.12, or (y) arising out of any covenant to be performed by Seller pursuant hereto.
Section 8.2 Purchaser Indemnification.
     (a) Purchaser shall indemnify and hold the Seller Indemnified Persons harmless from and against all Seller Losses.
     (b) Purchaser shall indemnify and hold the Seller Indemnified Persons harmless from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) imposed on, sustained, incurred or suffered by Seller, directly or indirectly with respect or pursuant to Purchaser’s operation of the Division and use of the Assets after the Closing Date.
Section 8.2 Notice of Claim; Defense. Each Indemnified Person shall give the indemnifying party prompt notice of any third-party claim that may give rise to any indemnification obligation under this Article VIII, together with the estimated amount of such claim, and the indemnifying party shall have the right to assume the defense (at such party’s expense) of any such claim through counsel of the indemnifying party’s own choosing by so notifying the Indemnified

Person within 30 days of the first receipt by the indemnifying party of such notice from the Indemnified Person; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Person. Failure to give such notice shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Indemnified Person and an indemnifying party exists in respect of such third-party claim, the indemnifying party shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to eliminate such conflict. The indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Person for any period during which the indemnifying party has not assumed the defense of any such third-party claim (other than during any period in which the Indemnified Person will have failed to give notice of the third-party claim as provided above). If the indemnifying party assumes such defense, the Indemnified Person shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. If the indemnifying party chooses to defend or prosecute a third-party claim, the Indemnified Person shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by the indemnifying party, the retention, and the provision to the indemnifying party, of records and information reasonably relevant to such third-party claim, and making employees of the Division available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. If the indemnifying party chooses to defend or prosecute any third-party claim, the Indemnified Person shall agree to any settlement, compromise or discharge of such third-party claim that the indemnifying party may recommend and that, by its terms, discharges the Indemnified Persons from the full amount of liability in connection with such third-party claim; provided, however, that, the indemnifying party shall not consent to, and the Indemnified Person shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnified Persons or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each Indemnified Person that is the subject of such third-party claim.
Section 8.3 Survival of indemnification Claims. The indemnification obligations set forth in this Article VIII shall survive the Closing.
Section 8.4 Tax Effect of Indemnification Payments. All indemnity payments made by Seller to Purchaser Indemnified Persons, or by Purchaser Indemnified Persons to Seller, pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the consideration paid with respect to the Shares. In the event that there is a net reduction in any year in the liability for Taxes (that are based upon or measured by income) of the Indemnified Person or any member of a consolidated or combined tax group of which the Indemnified Person is, or was at any time, part, which reduction is a result of amounts paid (or any audit adjustment or deficiency with respect thereto, if applicable) in respect of a Loss, or amounts paid by the Indemnified Person pursuant to this Article VIII, there shall be an equivalent reduction in the amounts payable by an indemnifying party to an Indemnified Person on account of any Loss.
Section 8.5 Insurance Matters. Any Indemnified Party shall be required to use commercially reasonable efforts to submit and obtain coverage for any claim against any insurer, and any such amounts actually paid to the Indemnified Party shall reduce the indemnification obligations of the Indemnifying Party with respect to such matter.
Section 8.6 Survival of Covenants, Representations and Warranties. Each of the covenants, representations and warranties of Seller in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter except as limited by Section 8.1(c).
ARTICLE IX
DEFINITIONS AND INTERPRETATION
Section 9.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:
     “Acquisition Proposal” shall mean any proposal or offer made by any Person other than Purchaser to acquire all or a substantial part of the Assets of the Division whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Seller or any operating or principal business unit of the Division, but shall not include a proposal or offer to acquire all or substantially all the stock of Seller on terms which do not interfere with the consummation of the Transactions.
     “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
     “Agreement” or “this Agreement” shall mean this Asset Purchase Agreement, together with the Exhibits and Appendices hereto and the Disclosure Schedule.
     “Associate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.
     “Balance Sheet” shall mean the most recent unaudited balance sheet of the Seller included in the Financial Statements.
     “Balance Sheet Date” shall mean June 30, 2005.
     “Closing” shall mean the closing referred to in Section 2.1.
     “Closing Date” shall mean the date on which the Closing occurs.
     “Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Computer Software” shall mean computer software programs, databases and all documentation related thereto, other than computer software programs, databases and documentation related thereto that is publicly available on a non-exclusive basis, including software and databases that are available by agreeing to a shrink wrap or click through license agreement.

     “Confidentiality Agreement” shall mean a letter agreement dated February 15, 2005, as amended, between the Seller and Purchaser.
     “Copyrights” shall mean U.S. and foreign registered and unregistered copyrights (including those in Computer Software), rights of publicity and all registrations and applications to register the same.
     “Defect” shall mean a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity, or dangerous propensity.
     “Disclosure Schedule” shall mean the disclosure schedule of even date herewith prepared and signed by the Seller and delivered to Purchaser simultaneously with the execution hereof.
     “Division” shall mean the business as a going concern heretofore conducted by Seller under the name Indian Gaming Services, including the Assets and all the goodwill appurtenant to such business and assets.
     “Division Intellectual Property” shall mean all Intellectual Property that is either (i) currently owned by Seller and used solely in the business of the Division or (ii) owned by a third Person and used by Seller solely in conducting the business of the Division as conducted as of the date of this Agreement, included in the Assets.
     “Encumbrances” shall mean any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.
     “Environmental Claim” shall mean any claim, action, cause of action, investigation or written notice by any Person alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Seller now or in the past, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
     “Environmental Law” shall mean each federal, state, local and foreign law and regulation relating to pollution, protection or preservation of human health as it relates to Materials of Environmental Concern or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Seller would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.
     “ERISA Claim” shall mean a claim for indemnification or defense arising out of Section 8.1(b)(ii), including reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under Section 8.1(b)(ii).
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Financial Statements” shall mean (a) the unaudited pro forma balance sheet of the Division as at June 30, 2005 together with unaudited pro forma statement of income for the six-month period then ended.
     “GAAP” shall mean United States generally accepted accounting principles.
     “Governmental Entity” shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.
     “Indebtedness” shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any lien on any property and (vi) all guarantee obligations.
     “Indemnified Persons” shall mean with respect to any party, such party and each of its Affiliates.
     “Intellectual Property” shall mean all of the following: Trademarks, Patents, Copyrights, and Trade Secrets.
     “Knowledge of Seller” concerning a particular subject, area or aspect of the Division’s business or affairs shall mean the actual knowledge of each of the officers of Seller and each of the officers of the Division.
     “Lease” shall mean each lease pursuant to which Seller (for the use or benefit of the Division) leases any real or personal property (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $5,000 per annum).
     “Licenses” shall mean (i) all licenses and agreements pursuant to which Seller has acquired rights from any Person in or to any Trademarks, Patents or Copyrights for use solely by the Division, and (ii) licenses and agreements pursuant to which Seller has licensed or transferred to any Person the right to use any Trademark, Patent or Copyright which constitutes a part of the Division Intellectual Property.
     “Losses” shall mean any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of an Indemnified Person arising under Article VIII) incurred by any of the Indemnified Persons that arise out of:
          (i) any breach by a party of any of its representations and warranties contained in or made by or pursuant to this Agreement;
          (ii) any breach by a party of any of its covenants in this Agreement that survive the Closing; or
          (iii) any breach by a party prior to the Closing of any of its covenants contained in this Agreement;
provided, however, that the term “Purchaser Losses” shall not include the matters referred to in Section 8.1(b) hereof.
     “Material Adverse Effect” means, when used in connection with Seller, the Division or Purchaser, as the case may be, any state of facts, change, development, event, effect, condition or occurrence (including, without limitation, any breach of a representation or warranty contained herein by such party) that, individually or in the aggregate, is material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of such party and its Subsidiaries, taken as a whole, or to the ability of the party to perform timely its obligations under this Agreement or to consummate the Transactions on a timely basis; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect with respect to any party hereto: (i) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the execution of this Agreement, or the announcement or pendency of the Transactions; (ii) any adverse change, event, circumstance or effect that results from changes attributable to conditions affecting the industry in which the affected party participates (or any sector thereof), as the case may be, the United States economy as a whole, or foreign economies in any locations where such party, as the case may be, has material operations or sales (which changes in each case do not disproportionately adversely affect such party, as the case may be); or (iii) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; provided that with respect to clauses (i) and (iii) the affected party shall bear the burden of demonstrating the cause of such change, effect, event, occurrence, state of facts or development.
     “Materials of Environmental Concern” shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; petroleum and petroleum products;

asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.
     “Patents” shall mean issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.
     “Person” shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
     “Plan” shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Seller or by any ERISA Affiliate, or to which the Seller or an ERISA Affiliate is party, whether written or oral, for the benefit of any director, employee or former employee of the Division.
     “Pre-Closing Period” shall mean a taxable period ending on or prior to the Closing Date.
     “Pre-Closing Straddle Period” shall mean the portion of a Straddle Period ending on the Closing Date.
     “Post-Closing Straddle Period” shall mean the portion of a Straddle Period beginning the day after the Closing Date.
     “Product” shall mean any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by Seller on behalf of the Division, including any product sold in the United States by the Seller as the distributor, agent, or pursuant to any other contractual relationship with a non-U.S. manufacturer.
     “Purchaser” shall mean Cash Systems Inc., a Delaware corporation.
     “Real Property” shall mean all real property that is owned, leased or used by Seller primarily for the use or benefit of the Division or that is reflected as an asset of the Division on the Balance Sheet.
     “Retained Employees” shall mean those persons who were employees of the Division immediately prior to the Closing Date.
     “Securities Act” shall mean the Securities Act of 1933, as amended.
     “SEC” shall mean the United States Securities and Exchange Commission.

     “Straddle Period” shall mean any taxable period beginning before the Closing Date and ending after the Closing Date.
     “Subsidiary” shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have a majority of the voting interest in such partnership).
     “Tax’” or “Taxes” shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns.
     “Tax Contest” shall mean any deficiency, proposed adjustment, adjustment, assessment audit, examination or other administrative or court proceeding, suit, dispute or other claim.
     “Tax Claim” shall mean a claim for indemnification or defense arising out of Section 8.1(b)(i), including reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of the rights of Purchaser arising under Section 8.1(b)(i).
     “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.
     “Title IV Plan” shall mean a Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.
     “Trademarks” shall mean U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.
     “Trade Secrets” shall mean all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business information.
     “Transactions” shall mean all the transactions provided for or contemplated by this Agreement.

     “Transfer Taxes” shall mean all sales (including, without limitation, bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees.
     “Voting Debt” shall mean indebtedness having general voting rights and debt convertible into securities having such rights.
     “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act.
Section 9.2 Interpretation.
     (a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.
     (b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”
     (c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.
     (d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
     (e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
     (f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.
     (g) As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to (i) the prospects, consolidated financial condition, businesses or results of operations of such entity as a whole (or, if used with respect thereto, of such group of entities taken as a whole) or (ii) the ability of such entity (or group) to consummate the Transaction(s).
     (h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
ARTICLE X
MISCELLANEOUS
Section 10.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, except as specifically provided to the contrary in this Agreement and except that all Transfer Taxes, if any, arising out of, in connection with or attributable to the transactions effected pursuant to this Agreement shall be borne equally by the parties. The Seller shall prepare and timely file all relevant Tax Returns required to be filed in respect of such Transfer Tax, pay the Transfer Tax shown on such Tax Return, and notify Purchaser in writing of the Transfer Tax shown on such Tax Return and how such Transfer Tax was calculated, and Purchaser shall thereafter reimburse Seller for half of the total amount of such Transfer Tax in immediately available funds within ten (10) business days of receipt of such notice.
Section 10.2 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.
Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):
     If to Purchaser or Purchaser, to:
Cash Systems Inc.
7350 Dean Martin Drive, Suite 309
Las Vegas, NV 89139
Attention: Michael D. Rumbolz – Chief Executive Officer
Telephone: 702-987-7169
Telecopy: 702-987-7168
With a copy to:
Cash Systems Inc.
7350 Dean Martin Drive, Suite 309
Las Vegas, NV 89139
Attention: Zev E. Kaplan – General Counsel
Telephone: 702-987-7169
Telecopy: 702-987-7168
and

     If to Seller, to:
Borrego Springs Bank, N.A.
7777 Alvarado Road, Suite 515
La Mesa, CA 91941
Attention: Michelle Whelehan
Telephone: 619-668-5159
Telecopy: 619-403-5191
With a copy to:
DLA Piper Rudnick Gray Cary US LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention: Jeffrey T. Baglio
Telephone: 858-677-1400
Telecopy: 858-677-1401
Section 10.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.
Section 10.5 Entire Agreement; No Third Party Beneficiaries. This Agreement and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder.
Section 10.6 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that conies closest to expressing the intention of the invalid or unenforceable term or provision.
Section 10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
Section 10.8 Enforcement; Venue. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Nevada or in Nevada state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Nevada or any Nevada state court in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than a Federal or state court sitting in the State of Nevada.
Section 10.9 Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
Section 10.10 Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
Section 10.11 Election of Remedies. Neither the exercise of nor the failure to exercise a right of set-off or to give notice of a claim under this Agreement will constitute an election of remedies or limit Purchaser or any of the Purchaser Indemnified Persons in any manner in the enforcement of any other remedies that may be available to any of them, whether at law or in equity.
Section 10.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written content of the other parties, except that (i) Purchaser may assign, in its sole discretion, any or all of its rights and interests hereunder to any direct or indirect wholly owned Subsidiary of Purchaser, and (ii) Seller may assign the right to receive all or any part of the purchase price to one or more of its Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

CASH SYSTEMS, INC.

By	/s/ Michael Rumbolz

Name: Michael Rumbolz
Title: Chief Executive Officer

BORREGO SPRINGS BANK, N.A.

By	/s/ Frank V. Riolo

Name: Frank V. Riolo
Title: Chairman of the Board

Exhibit Index
Exhibit A —    List of Assets
Exhibit B —    Instrument of Assumption of Liabilities
Exhibit C —    Indenture, Bill of Sale and Assignment
Exhibit D —    License Agreement